Exhibit 21.1

Subsidiary	Jurisdiction of formation
Terrestrial Energy Development Inc.	Delaware
Terrestrial Energy USA, Inc.	Delaware
Terrestrial Energy Canada (Call) Inc.	Ontario, Canada
Terrestrial Energy Canada (Exchange) Inc.	Ontario, Canada
Terrestrial Energy (Ontario) Inc.	Ontario, Canada
Terrestrial Energy Limited	England and Wales
Terrestrial Energy Canada Inc.	Alberta, Canada